Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Commencement of Trading on The Nasdaq Capital Market under the Symbol “PLIN”

Chongqing, China, August 13, 2019/PRNewswire/ -- China Xiangtai Food Co., Ltd. (the “Company”), an emerging growth company primarily engaged in pork processing in China, today announced that its ordinary shares are expected to commence trading on The Nasdaq Capital Market on August 14, 2019 under the ticker symbol “PLIN”.

On May 10, 2019, the Company announced the closing of its initial public offering (“IPO”) of 1,172,360 ordinary shares at a price to the public of $5.00 per share for a total of $5,861,800 in gross proceeds before expenses, underwriting discount and commissions.

Zeshu Dai, Chairwoman of the Board and Chief Executive Officer of the Company, commented,“Our listing on the Nasdaq Capital Market is an important corporate milestone that reflects our commitment to our shareholders. We believe trading on the Nasdaq may greatly expand the pool of potential investors globally. Following the progress our management team and Board have made in executing our strategic vision, we will aim to continue to advance our growth initiatives. We are grateful for all of the assistance provided by our employees and professional advisors in making our Nasdaq IPO happen and are excited to enter this next phase in our corporate evolution.”

The offering was sold on a best efforts basis. Boustead Securities, LLC acted as the sole underwriter for the offering. Ortoli Rosenstadt LLP acted as Company’s US securities counsel, and Sichenzia Ross Ference LLP acted as the counsel to Boustead Securities, LLC.

The offering of the Company’s ordinary shares was made only by means of a prospectus, which is part of the registration statement filed with the SEC and became effective on February 15, 2019. A final prospectus relating to the offering has been filed with the SEC and is available for electronic copies on the SEC’s website at http://www.sec.gov. Copies of the prospectus may also be obtained, upon written request, from Boustead Securities, LLC, Attention: Equity Capital Markets, 6 Venture, Suite 265, Irvine, CA 92618, USA, by email at offerings@boustead1828.com, or by telephone +1 (949) 502-4408, or by standard mail to Boustead Securities, LLC. This does not mean that the SEC has approved, passed upon the merits, or passed upon the accuracy or completeness of the information. Past performance is not indicative of future results. Investments may be speculative and there is a risk of loss of the entire principal.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company’s operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. The Company offers fresh and processed products, including a variety of pork, beef, lamb, chicken, duck, and rabbit products. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

About Boustead Securities, LLC

Boustead Securities, LLC (“Boustead”) is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead’s core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States, Boustead’s team moves quickly and provides a broad spectrum of sophisticated financial advice and services. Boustead is a majority owned subsidiary of Boustead & Company Limited, a diversified non-bank financial institution. For more information, please visit www.boustead1828.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President
China Xiangtai Food Co., Ltd.
Phone: +86-1860-117-0697
Email: ir@cqplinfood.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

Boustead Securities, LLC Contact:

Dan McClory, Managing Director, Head of China, and Head of Equity Capital Markets
Phone: +1-949-502-4408
Email: dan@boustead1828.com